UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NORFOLK SOUTHERN CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	1-8339	52-1188014
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

Three Commercial Place, Norfolk, Virginia 23510-2191

(Address of principal executive offices)(Zip code)

Vanessa Allen Sutherland (757-629-2374)

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Introduction

Norfolk Southern Corporation is a Norfolk, Virginia based company that owns a major freight railroad, Norfolk Southern Railway Company.  Norfolk Southern Corporation was incorporated on July 23, 1980, under the laws of the Commonwealth of Virginia.  Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol “NSC.”

Unless indicated otherwise, Norfolk Southern Corporation and its subsidiaries, including Norfolk Southern Railway Company, are referred to collectively as NS, we, us, and our.

NS is primarily engaged in the rail transportation of raw materials, intermediate products, and finished goods in the Southeast, East, and Midwest and, via interchange with rail carriers, to and from the rest of the United States.  NS also transports overseas freight through several Atlantic and Gulf Coast ports.  We provide comprehensive logistics services and offer the most extensive intermodal network in the eastern half of the United States.

In support of our rail transportation services, we operate several facilities (the “Repair Facilities”) that are capable of providing repair services for our own fleet of locomotives and roadway maintenance equipment. One of the Repair Facilities also provided these repair services to third-party customers in 2019. Such repair services may include the fabrication of components or reconditioning and/or assembly of machinery, in either case involving the use of tin, tungsten, tantalum and/or gold (“3TG” or “conflict minerals”). For purposes of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 Act (Dodd-Frank Act), we have determined that certain of these activities may constitute the manufacturing of products as contemplated thereby. The payments received from customers in return for our repair services in 2019 equaled less than 1% of our operating revenue.

At the end of 2019, NS ceased providing repair services that may constitute the manufacturing of products under Section 1502 of the Dodd-Frank Act to third-party customers and does not expect to resume such services in the future.

Applicability of the conflict minerals rule to NS

In 2013, NS undertook a broad-based assessment of its business operations (the “Enterprise Assessment”) in order to determine whether or not it was subject to Section 1502 of the Dodd-Frank Act. Based on the Enterprise Assessment, we concluded that certain activities historically conducted at Repair Facilities could be deemed to constitute the manufacturing of products under the Dodd-Frank Act. NS business activities in 2018 did not deviate from the results of the Enterprise Assessment.

NS undertook a detailed assessment of actual business activities at the Repair Facilities for the 2019 reporting year. We concluded that there were four projects undertaken at one of the Repair Facilities that could be deemed to include the manufacturing of products (the “CM Projects”) potentially involving the use of one or more conflict minerals.

We then undertook a Reasonable Country of Origin Inquiry (RCOI) with suppliers who provided materials used in the CM Projects that had the potential to contain 3TG (the “Relevant Suppliers”).

NS’s policy regarding the sourcing of conflict minerals can be found here: http://www.nscorp.com/content/dam/nscorp/suppliers/conflict_minerals_statement.pdf.

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

a.	NS has concluded in good faith that during the 2019 calendar year:

Based on the RCOI conducted, with the limited exceptions described in Item 1.01(c) below, NS had no reason to believe that 3TG in any of its products may have originated from the Democratic Republic of the Congo or an adjoining country (Covered Countries).

b.	Description of RCOI Process

i – Applicability assessment

As the first step prior to beginning the RCOI process, NS evaluated the specific business activities at the Repair Facilities in 2019 to identify whether any of those activities could be considered manufacturing of products under the conflict minerals rule. After identifying the CM Projects, we developed a list of 14 Relevant Suppliers and surveyed the Relevant Suppliers with respect to the content and origins of any 3TG in their products sold to us.

ii – Engagement with supply chain

Following the applicability assessment process, we sent surveys to the 14 Relevant Suppliers. The Relevant Suppliers were surveyed using the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (formerly Conflict Free Sourcing Initiative).

Initial surveys were distributed to the Relevant Suppliers starting in February 2020. Follow-up with the Relevant Suppliers, using multiple means of communication, occurred from March 2020 to May 2020. NS also has maintained a dedicated email address for supplier questions about the conflict minerals rule or for assistance in completing the CMRT.

Given the annual compliance requirements, and in an attempt to improve transparency in the supply chain and future supplier response rates, NS is continuing to integrate updated terms and conditions related to conflict minerals in its supplier contracts, requiring each supplier to comply with any conflict minerals requests from NS and inform NS if any of its products contain conflict minerals.

iii – Survey Response Review

NS reviewed responses received for “red flags,” defined by NS as inconsistent, incomplete, or inaccurate responses. This red flag review was based on logical tests applied to information provided by Relevant Suppliers in the CMRT. Responses that failed any of the red flag review tests were selected for additional follow-up.

iv – Non-Responsive suppliers

One of the Relevant Suppliers ceased operations prior to the survey and did not respond to the survey. All other Relevant Suppliers responded to the survey.

c. Results of RCOI

NS received responses from 13 of the 14 Relevant Suppliers. Eight of the Relevant Suppliers indicated either that their products did not contain 3TG at all or that any 3TG used was not sourced from any of the Covered Countries. The remaining five Relevant Suppliers could not assure NS that their products did not contain 3TG sourced from any of the Covered Countries (the “3TG Suppliers”). One of the 3TG Suppliers indicated that it sourced 3TG from the Covered Countries but through smelters identified on the Conflict-Free Smelter Program Compliant Smelter List. Three 3TG Suppliers indicated that they were unable to provide a product-level response, and instead submitted “company level” CMRT that addressed their entire product lines spanning multiple industries. Upon further inquiry by NS for information specific to the parts used in the CM Projects (the “NS Parts”), those 3TG Suppliers indicated that they have not determined the sources of 3TG in the NS Parts. Lastly, the remaining 3TG Supplier reported that it could not definitively determine whether any NS Parts it supplied to NS contained 3TG sourced from Covered Countries.

d. Hyperlink to Form SD

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, NS has filed this Specialized Disclosure Report (Form SD) on its publicly available Internet site at http://www.nscorp.com/content/nscorp/en/get-to-know-norfolk-southern/investor-relations/financial-reports/sec-filings.html.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NORFOLK SOUTHERN CORPORATION

/s/ Mark R. George	May 26, 2020
Name: Mark R. George	(Date)
Title: Executive Vice President Finance and Chief Financial Officer

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